SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

ON TRACK INNOVATIONS LTD.
6-K ITEM

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: June 13, 2011

Press Release

Immediate Release

PARX France, OTI’s Subsidiary, Announces Partnership with Q-Park, One of France’s Leading Parking Operators, to Bring EasyPark to Municipalities
in the Country

Three Municipalities are Currently Being Deployed, including Brest, a Major City in the
North-West of France
PARX France will present the Solution at the Parkopolis Exhibition, booth number _B06,
June 15-16, in Paris

ISELIN, N.J., June 13, 2011 – On Track Innovations Ltd, (OTI) (NASDAQ-GM: OTIV), today announced that its subsidiary, PARX France, has partnered with Q-Park, one of France’s leading parking operators, to bring EasyPark to municipalities in France. The first three locations in operation are Brest, Montauban and Epinal, with about 150,000, 56,000 and 34,000 residents respectively.

EasyParkTM is OTI’s patented in-vehicle electronic parking meter. The EasyParkTM business  model is one in which revenues are generated from product sales and recurring transaction fees revenues.

Q-Park is an independent international parking company with strong market positions in ten Western European countries and is among the top three of European parking companies. Q-Park has been contracted by the mentioned cities to operate their on-street parking. EasyPark is offered as a complementary solution to existing parking solutions. Residents can purchase an EasyPark device at designated locations or through Internet and begin using it immediately.

PARX France is PARX's subsidiary and is acting as the local operator in France. With already 19 signed French cities, PARX France is planning to expand the program to more municipalities this year. The EasyPark product is sold in France under the brand name Piaf.

“At Q-Park, we are always looking for innovative solutions and ways to simplify parking for our customers. That’s the rationale behind our partnership with PARX and decision to propose the new Piaf version, a convenient, easy-to-use and secure solution to pay for parking”, said Michèle Salvadoretti, Q-Park France Managing Director.

Oded Bashan, Chairman & CEO of OTI said: “EasyParkTM presents a win-win-win solution for the municipality, the operator and of course the drivers. We are proud of this new collaboration which can expand EasyPark in France to multiple locations.”

Using Piaf the driver pays only for the actual parked time. To activate Piaf the driver turns on the contactless unit and displays it visible to the inspector on the dashboard or on the window from within the vehicle. Upon returning, the driver turns the device off. This creates a uniquely convenient user experience by eliminating the need for cash, change, and saving the time looking for parking meters. Piaf can be used for both on-street parking payments and for parking lots. Piaf provides detailed reports to the municipality in order to better manage and monitor parking patterns across the city. The parking system is able to support multiple rates, cities, tariffs in a modular, scalable and easy to implement way.

PARX is operating the world’s largest field proven in-vehicle parking meter implementation with implementations in more than 110 cities with over 1 million units sold to date globally.

About OTI
Established in 1990, OTI (NASDAQ- GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

About PARX
PARX Ltd. is a subsidiary of On Track Innovations Ltd. (OTI) responsible for marketing, operating and distributing advanced parking solutions, including the EasyPark TM product, in international markets. PARX is the world’s largest operator of in-vehicle parking meter systems. For more information on the EasyPark solution visit www.parxglobal.com

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “will”, "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations such as statements regarding the plan of Parx France to expand the program to more municipalities  this t year or when we say that this new collaboration can expand EasyPark in France to multiple locations. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2010, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations:
Galit Mendelson	Miri Segal
Vice President of Corporate Relations	MS-IR LLC
732 429 1900 ext. 111	917-607-8654
galit@otiglobal.com	msegal@ms-ir.com